Exhibit Z

Schedule of Transactions in Shares

On December 15, 2017, Marcato International settled the delivery of 950,000 Shares to cover a previously reported short sale against the box in respect of such number of shares.

Exhibit Y is incorporated herein by reference. Together with Exhibit Y and the delivery of Shares to cover a previously reported short sale against the box as described above, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 19, 2017. All such transactions were sales or purchases effected in the open market, and the table includes commissions paid in per share prices.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares/Options Bought		Unit Cost
12/19/2017	Buy	Common Stock	950,000		156.60
12/19/2017	Buy	American Put Option	950,000	(1)	43.47

1.	Represents Shares underlying American-style put options that are exercisable through February 16, 2018.